RidePair Inc.

2716 Ocean Park Blvd, Suite 1011

Santa Monica, CA 90405

March 7, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: RidePair Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed February 18, 2025

File No. 024-12555

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated March 4, 2025 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 1 to its Offering Statement on Form 1-A submitted February 18, 2025 (File No. 024-12555) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Offering Statement on Form 1-A

Cover Page

1.	We note your response to prior comment 3. Please revise your cover page to specify the class of convertible securities of which the common shares are being qualified. For example, if the shares of common stock being qualified are underlying the Series B 10% Convertible Preferred Stock, please state so clearly. Please also revise your legality opinion accordingly, and ensure that it is consistent with the disclosure in your offering circular. In this respect, we note that the legality opinion references a "total of 8,8000,000 [sic] shares of the Company's Common Stock will be issued."

Response:

In response to the Staff’s comments, the Company has revised its cover page to specify the class of convertible securities of which the common shares are being qualified. In addition, the legality opinion has been revised to be consistent with the offering circular.

2.	You state in your response to prior comment 5 that "the Company will only accept cash as consideration." However, the revised cover page disclosure states that "The Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash." Please revise or advise.

Response:

In response to the Staff’s comments, the Company has revised its cover page disclosure.

Company information, page 2

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3.	We note that you received final approval for a SEP Grant in the amount of $2,566,211 with the California Air Resources Board (“CARB”). Please describe the material terms of the grant and file any agreements related to the grant as exhibits. Refer to Item 17(6)(a) of Form 1-A.

Response:

In response to the Staff’s comments, the Company has revised its disclosure of the grant received from CARB. The approval from CARB was remitted to the Company through an email as there is no formal agreement or contract.

4.	Provide updated information regarding the status of the beta testing and the expected "live" date for the RidePair app. Also provide additional information regarding how the app works, including how it verifies the number of riders / commuters in a vehicle. If the SEP Grant provides for payment only when all the riders are headed to an approved work location at a specified time of day, please disclose the particulars and explain how the app is able to verify compliance.

Response:

In response to the Staff’s comments, the Company has updated its status of the Beta testing, how the app works and specifics on payment. The description of “how the app works” is found within the Company’s MD & A and Business Plan.

Summary, page 2

5.	You disclose that you recently received final approval for a SEP Grant in the amount of $2,566,211 with the California Air Resources Board (“CARB”), whereby CARB will pay Ride Pair $2 per mile (half is retained by RidePair and the other half is paid to the commuters) for every multiple person vehicle using the RidePair app. In other disclosures throughout your filing, you state the amount whereby CARB will pay Ride Pair is $1 per mile. Please update this disclosure for consistency.

Response:

In response to the Staff’s comments, the Company has revised its disclosure for payment received from CARB throughout the filing.

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Dividends, page 3

6.	We note your response to prior comment 7. Please revise to clarify how you plan to inform investors whether any distribution they receive constitutes a dividend payment or a return of capital.

Response:

In response to the Staff’s comments, the Company will inform investors with their dividend payment statements as well as with their annual tax statements as to whether any distribution they received constituted a dividend payment or a return of capital. The disclosure of the dividend policy for the Company’s Series B Preferred Stock has been revised to clarify.

Use of Proceeds, page 17

7.	If you already have determined to allocate the working capital and deferred compensation as indicated in the new footnotes, please include separate tabular entries with the corresponding breakdown for each item. You may retain footnotes to clarify the allocation, as appropriate. See Item 6 of Part II of Form 1-A.

Response:

In response to the Staff’s comments, the Company has revised its Use of Proceeds to include separate line items for payment of deferred compensation and payment for executive salaries.

Dilution, page 18

8.	We note your response to comment 14. You disclose historical net tangible book value per share equals the amount of your total tangible assets less total liabilities, divided by the total number of shares of your Common Stock outstanding. You also disclose the net tangible book value as of September 30, 2024 was ($2,223,747) which appears to include your software development intangible asset. Please revise your disclosure to exclude the intangible asset balance from your historical net tangible book value and revise all related disclosures including those on pages 19 and 20.

Response:

In response to the Staff’s comments, the Company has revised its historical net tangible book value to exclude the Company’s software development and revised all related disclosures.

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9.	We note your response to comment 15, and we reissue the comment. Please explain how you determined the increase in net tangible book value per share attributable to new investors in this Offering for each scenario presented. This amount should reflect the difference between the net tangible book value per share after this offering and the historical net tangible book value per share as of September 30, 2024. In addition to our prior comment, please also explain how you determined the dilution per share to new investors. This amount should reflect the difference between the price to the public charged for each share in this offering and the net tangible book value per share after this offering. Please review and revise your disclosures on page 19 and 20.

Response:

In response to the Staff’s comments, the Company has revised its disclosures on pages 19 and 20 pertaining to the Company’s dilution tables.

Subscription procedures, page 23

10.	We note your response to prior comment 16. Please clarify the timeline of the subscription process. Additionally, please ensure that your subscription agreement is consistent with your offering circular. For example, we note that you removed language from your offering circular stating that the Company may reject any subscription agreements. However, your subscription agreement still includes a disclaimer stating that the Company reserves the right in its sole discretion to accept or reject in whole or in part any prospective investment. Please revise or advise.

Response:

In response to the Staff’s comments, the Company has revised its subscription agreement to remove any language that states it may accept or reject any prospective investment. In addition, the Company has outlined the timeline of the subscription process.

Business Plan, page 31

11.

We note the new and revised disclosure you provided in response to prior comment 17. You assert that traffic in California is among the worst in the United States but suggest that commuters would be willing (in your example) to make two detours in a typical workday in order to obtain the payments you describe. Disclose whether your example is based on any independent research showing that the typical long-distance commuter would be willing to divert twice daily from the direct route to and from work during a regular workday commute, and also please provide additional support for your assertion that commuters could generate $20 per detour.

In this regard, we note that the proposed payments for detours relate to your discussions with advertisers. If you have entered into any agreements with advertisers that undertakes paying commuters $20 per detour, please disclose. Also, we note that the figures you provide would yield a total payment of $90, rather than the $100 you show ($66 plus $24), and it is also unclear how two $20 detours per car yields $24 for the riders individually. Please revise or advise.

Response:

In response to the Staff’s comments, the Company has revised its disclosure of its Business Plan on page 31.

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Management, page 34

12.	We note your response to prior comment 19 and that several of your executives have sources of outside employment. As appropriate, please include a risk factor disclosing the nature of any conflicts of interest that exist, or may exist, as a results of your officers' outside business endeavors.

Response:

In response to the Staff’s comments, the Company has included a risk factor pertaining to outside employment by its executives.

13.	It is unclear why you list Ms. Kenney as President and Chairman but describe her as the RidePair CEO. Also, please expand your description of Ms. Kenney's business experience to clarify during her full-time service as RidePair's CEO how many others worked for RidePair on a full or part-time basis prior to the other three listed officers having joined the company, and clarify how they were compensated. We note from disclosure at page 5 and elsewhere that RidePair has not generated any revenues. See the last sentence of Item 10(c) of Part II of Form 1-A. Lastly, please expand the descriptions for Messrs. D'Arruda and Ullrich to clarify when each joined RidePair in their current capacities.

Response:

In response to the Staff’s comments, the Company has revised the title of Ms. Kenney to that of Chief Executive Officer, President and Chairperson. In addition, the descriptions for Messrs. D'Arruda and Ullrich have been expanded to state when they joined RidePair.

As to the method of compensation for other employees/consultants of RidePair under Ms. Kenney’s leadership as Chief Executive Officer, the Company received funding from Ridepair Programming, LLC. The funds received under this loan have been utilized as a means of compensating employees/consultants.

14.	We note that you deleted the prior text indicating that your CFO serves as Scepter's "part-time" CFO. Please clarify why at page 32 you classify your CFO as a "full-time employee" given (1) her continued service as the Chief Financial Officer of Scepter Holdings, Inc. and (2) the suggestion that she founded a consulting firm in 2023. Clarify whether she continues to work for that firm, disclose its name, and state the number of employees she supervises (or supervised) there.

Response:

In response to the Staff’s comments, the Company has revised its disclosure of the Company’s CFO from full-time to part-time and expanded on her role with the consulting firm.

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Principal Stockholders, page 39

15.	We note your response to prior comment 20 and re-issue the comment. Please revise your beneficial ownership table to separately disclose the beneficial ownership of the common stock and the Series A preferred stock as well as the total voting power of each holder. In this regard, we note that you have included separate columns for "Common Stock" and "Voting Shares." However, your disclosure on page 43 states that holders of common stock shall have one vote per share. Please revise or advise.

Response:

In response to the Staff’s comments, the Company has revised its beneficial ownership table to separately disclose the beneficial ownership of the common stock and the Series A preferred Stock as well as the total voting power of each holder.

Financial Statements, page F-1

16.

Please review your financial statements, including the condensed balance sheets, condensed statements of changes in stockholders' deficit and condensed statements of cash flows for all periods presented and revise to ensure all information presented is consistent and the totals all foot appropriately. In addition, please specifically revise the following:

•    The individual amounts for your liabilities and equity line items does not equal your total liabilities and equity balance at September 30, 2023. In addition, the total liabilities and equity balance should be the same as the total assets balance.

•    Disclosure in the condensed statements of cash flows are not consistent with your other financial statements, for example the change in your operating cash flows for working capital items may need to be revised. In addition, it appears you have not included changes related to the long term business loans, related party payable (deferred compensation) and related party loan including accrued interest in the statement of cash flows.

Response:

In response to the Staff’s comments, the Company has revised its financial tables and statements.

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Notes to Condensed Financial Statements

Note 13 - Commitments

Operating Leases, page F-18

17.	We note your response to prior comment 11 that you have removed the language on page 30 referring to fashion brands. However, the disclosure on page F-18 still references fashion brands. Please revise or advise.

Response:

In response to the Staff’s comments, the Company has removed any reference to fashion brands.

Exhibit 12.1 Legal Opinion, page 1

18.	The opinion states in part "The stock is issued and sold by the Company in the manner contemplated in the Registration Statement and Prospectus, against payment therefor, will be validly issued, fully paid, and nonassessable." Please obtain a revised legality opinion that precisely distinguishes among the various securities covered by the offering circular and offers a clear opinion for each.

Response:

In response to the Staff’s comments, the Company has included a revised legal opinion that distinguishes among the various securities covered by the offering circular and offers a clear opinion for each.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (818) 770-5933.

Sincerely,

/s/ Marilu Brassington
Marilu Brassington
Chief Financial Officer

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